Exhibit 99.1

Concorde International Group Ltd. Announces Ticker Change to “YOOV” Following Acquisition of YOOV Group Holding Limited

SINGAPORE, April 10, 2026 -- Concorde International Group Ltd. (NASDAQ: CIGL) (the “Company”), today announced that its Class A ordinary shares, listed on the Nasdaq Capital Market, will commence trading under the new ticker symbol “YOOV” on the Nasdaq Capital Market, effective April 10, 2026. No action is required by shareholders, as all existing shareholdings will automatically transition to the new “YOOV” ticker symbol upon the effective date, and its CUSIP number will remain unchanged.

This ticker symbol change follows the Company’s recent completion of its acquisition of YOOV Group Holding Limited, a strategic step that further enhances the Company’s business reach, market positioning and financial resilience. “The adoption of the ticker symbol “YOOV” reflects our strategic evolution into a broader technology-driven platform, as we integrate complementary capabilities to strengthen our overall value propositions,” said Alan Chua, Chairman and Co-Chief Executive Officer of the Company. “We are confident that synergies across product portfolios, technological development and marketing initiatives will further elevate value creation for our shareholders.”

About Concorde International Group Ltd.

Concorde International Group Ltd. (“CIGL”), established in 1997, is a business-model-driven provider of security solutions and services, supported by advanced integrated technology enabling cluster surveillance of properties and assets with 24/7 system availability and real-time response. The Group offers the i-Guarding suite of smart solutions, including the patented i-Facility Sprinter (IFS), a mobile platform operating on CIGL’s proprietary Cluster® aggregation to deliver one-of-its kind innovative security and facility maintenance services. The IFS is protected by patents in more than 29 jurisdictions worldwide. CIGL’s solutions transform traditional manned security while enhancing operational efficiency, consistency, and scalability.

About YOOV Group Holding Limited

YOOV is a leading provider of Artificial Intelligence-as-a-Service (AIaaS) solutions, revolutionizing intelligent business automation. The company empowers organizations of all sizes to deploy advanced AI capabilities through a cloud platform, eliminating the need for significant infrastructure investment and providing an accessible, cost-effective path to AI integration. YOOV distinguishes itself with its innovative Business AI Agents—autonomous systems that plan, decide, and execute end-to-end workflows, moving beyond conventional automation to deliver measurable business outcomes with minimal human intervention. With rapid growth and an established global presence, YOOV continues to expand its impact across industries through scalable, intelligent automation. YOOV is now a wholly owned subsidiary of Concorde International Group Ltd.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement and annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Concorde International Group Ltd.

Email: investor-relations@concordesecurity.com